UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

FORUM ENERGY TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35504	61-1488595
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

920 Memorial City Way, Suite 1000 Houston, Texas 77024
(Address of principal executive offices)

Registrant’s telephone number, including area code: (281) 949-2500

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Introduction

Forum Energy Technologies, Inc. (the “Company,” “we,” or “our”), a Delaware corporation, is a global oilfield products company, serving the subsea, drilling, completion, production and infrastructure sectors of the oil and natural gas industry. The Company designs, manufactures and distributes products and engages in aftermarket services, parts supply and related services that complement the Company’s product offering. Our product offering includes a mix of highly engineered capital products and frequently replaced items that are used in the exploration, development, production and transportation of oil and natural gas.

The Company is committed to maintaining the highest standard of ethical conduct and is concerned with humanitarian and environmental abuses associated with the mining, transportation and trade of certain minerals from conflict-affected regions of the world, including the Democratic Republic of Congo (the “Covered Countries”). To that end, and in connection with the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), the Company is compelled to determine whether its products contain tantalum, tin, tungsten, or gold (collectively, “3TG”) sourced from the Covered Countries and used to finance armed groups in the region.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

For the 2015 assessment period, the Company’s surface production and process equipment and subsea technologies product lines (the “Reviewed Product Lines”) reviewed their materials, parts, products and/or product families to determine whether 3TG was present and necessary to the functionality thereof. For the 2014 assessment period we focused our due diligence efforts on the Company’s downhole products, drilling technologies, well stimulation and intervention, and valve solutions product lines to obtain a greater number and improved quality of supplier responses, and improve our suppliers’ understanding of the applicable Securities & Exchange Commission rules and regulations.

Following the Company’s Conflict Mineral Policy and Manual, we engaged in a Reasonable Country of Origin Inquiry. We developed a supplier list for each of the Reviewed Product Lines. We then requested that each party identified as supplying products or materials containing or possibly containing 3TG complete the EICC GeSI Conflict Mineral Reporting Template (the “GeSI Template”) in an effort to determine the country of origin of any 3TG products or materials.

Approximately 49% of the suppliers identified for the Reviewed Product Lines responded to the Company’s request for information for the 2015 assessment period, an improvement in the supplier responses received by the Reviewed Product Lines as compared to their prior assessment. The Company conducted a review of all GeSI Template responses to determine if products or materials supplied were DRC Conflict free, not DRC Conflict Free, or DRC Conflict Undeterminable.

A copy of the Company’s Conflict Minerals Policy, this Form SD and the attached Conflict Minerals Report can be found on its website at http://www.f-e-t.com.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01.	Exhibits.

Exhibit Number	Description

1.01	Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 26, 2016	FORUM ENERGY TECHNOLOGIES, INC.

	By:	/s/ James W. Harris
	Name:	James W. Harris
	Title:	Executive Vice President and Chief Financial Officer